20008464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 02 2020
Washington, DC

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER **8-44218**

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VIRTU ITG LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

PART III

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Sullivan **(646)-682-6304**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

Virtu ITG LLC and Subsidiaries
Index
As of and for the Year Ended December 31, 2019

AFFIRMATION

We, Steve Cavoli and John Sullivan, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to Virtu ITG LLC and Subsidiaries as of December 31, 2019 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Steve Cavoli
Title: Chief Executive Officer
Date: February 28, 2020

Name: John Sullivan
Title: FINOP
Date: February 28, 2020

DONNA PICKETT
Notary Public - State of New York
No. 01PI6078740
Qualified in Queens County
My Commission Expires Aug. 5, 20 22
2-28-2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Virtu ITG LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Virtu ITG LLC and Subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of operations, changes in stockholder's/member's equity, changes in subordinated borrowings, and cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I-Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000 Rightfax, www.pwc.com/us

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2020

We have served as the Company's auditor since 2019.

Virtu ITG LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2019

(in thousands)

Assets		
Cash and cash equivalents	$	87,357
Cash segregated under federal and other regulations		12,400
Deposits with clearing organizations		42,640
Receivables from brokers, dealers and clearing organizations, net		70,569
Receivable from customers, net		17,205
Intangibles, less accumulated amortization of $4,754		7,493
Due from Parent and affiliates		89,566
Other assets		7,866
Total assets	$	335,096
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	72,696
Payables to brokers, dealers and clearing organizations		43,540
Payable to customers		33,236
Due to affiliates		411
Total liabilities		149,883
Member's equity		185,213
Total liabilities and member's equity	$	335,096

The accompanying notes are an integral part of these financial statements.

Virtu ITG LLC and Subsidiaries
Consolidated Statement of Operations
For the Year Ended December 31, 2019

(in thousands)

Revenues		
Commissions, net	$	103,991
Other income from affiliates		35,710
Interest and dividend and other, net		6,429
Total revenues		146,130
Expenses		
Employee compensation and benefits		96,673
Transaction processing		16,102
Occupancy and equipment		20,523
Telecommunications and data processing services		23,041
Interest expense		760
Other general and administrative		32,173
Total expenses		189,272
Loss before income tax benefit		(43,142)
Income tax benefit		(5,725)
Net loss	$	(37,417)

The accompanying notes are an integral part of these consolidated financial statements.

Virtu ITG LLC and Subsidiaries
Consolidated Statement of Changes in Stockholder's/Member's Equity
For the Year Ended December 31, 2019

(in thousands)

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)	Total Stockholder's Equity	Total Member's Equity
Balance at January 1, 2019	$ —	$ 265,696	$ (83,196)	$ 182,500	$ —
Conversion to LLC	—	(265,696)	83,196	(182,500)	182,500
Member Contribution	—	—	—	—	29,935
Share-based compensation related to Parent's share-based compensation plans	—	—	—	—	10,195
Net loss	—	—	—	—	(37,417)
Balance at December 31, 2019	$ —	$ —	$ —	$ —	$ 185,213

The accompanying notes are an integral part of these financial statements.

Virtu ITG LLC and Subsidiaries
Consolidated Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2019

(in thousands)

Balance, beginning of period	$	—
Issuance of subordinated notes		—
Payment of subordinated notes		—
Balance, end of period	$	—

The accompanying notes are an integral part of these consolidated financial statements.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu ITG LLC and Subsidiaries
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2019

(in thousands)		
Cash flows from operating activities		
Net loss	$	(37,417)
Adjustments to reconcile net loss, net of tax benefit to net cash provided by operating activities		
Deferred income tax expense		47
Allowance for doubtful accounts		327
Share-based compensation		10,195
Decrease (increase) in operating assets		
Securities owned, at fair value		308
Deposits with clearing organizations		(6,956)
Receivables from brokers, dealers and clearing organizations, net		8,459
Receivables from customers, net		51,322
Due from Parent and affiliates		(21,377)
Other, net		2,058
(Decrease) increase in operating liabilities		
Accounts payable and accrued expenses		(5,507)
Payables to brokers, dealers and clearing organizations		(76,617)
Payables to customers		15,531
Due to affiliates		(547)
Income taxes payable		(4)
Net cash used in operating activities	$	(60,178)
Cash flows from financing activities		
Proceeds from short-term bank loans		(1,188)
Contributions from member		29,935
Net cash provided by financing activities	$	28,747
Decrease in cash and cash equivalents and cash segregated under federal and other regulations		(31,431)
Cash, cash equivalents and restricted cash at January 1, 2019		131,188
Cash, cash equivalents and restricted cash at December 31, 2019	$	99,757
Supplemental disclosure of cash flow information:		
Interest paid	$	1,466
Income taxes paid	$	1
Income taxes paid to Parent	$	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of the Business

The Consolidated Financial Statements of Virtu ITG LLC and Subsidiaries (the "Company") include the accounts of Virtu ITG LLC ("ITG"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, Virtu ITG Capital LLC ("ITG Capital"), and POSIT Alert LLC ("POSIT Alert"), (see Note 16, *Consolidated Subsidiaries*). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a Delaware limited liability company that is a wholly-owned subsidiary of Virtu ITG Holdings LLC (the "Parent"). The Company's ultimate parent is Virtu Financial LLC ("Virtu"). Virtu Financial, Inc. ("VFI") is the managing member of Virtu Financial LLC and operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business conducted by such subsidiaries.

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

ITG is a financial technology company that helps leading brokers and asset managers improve returns for investors. ITG empowers traders to reduce the end-to-end cost of implementing investments via liquidity, execution, analytics and workflow technology solutions.

The Company generates commission and/or commission equivalent revenues on a per-transaction basis for orders executed. Trade orders are delivered to the Company via its front-end software products as well as other vendors' products and direct computer-to-computer links to customers. Orders may be executed through (1) POSIT, ITG's wholly owned and operated alternative trading system, (2) self-directed trading by clients using algorithms and smart routing and (3) portfolio trading and single stock sales trading desks.

On March 1, 2019, Parent, the ultimate parent company of ITG through the Effective Time (as defined below), completed its merger with and into Impala Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Virtu Financial, Inc. ("Virtu Financial"), surviving the merger as an indirect wholly owned subsidiary of Virtu (the "Merger"). The Merger was completed pursuant to that certain Agreement and Plan of Merger, dated as of November 6, 2018 (the "Merger Agreement"), by and among Parent, Virtu Financial and Merger Sub, which has been filed by Parent as Exhibit 2.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 8, 2018. At the effective time of the Merger (the "Effective Time"), each share of Parent's common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement) was cancelled and converted into the right to receive $30.30 in cash without interest (the "Merger Consideration"), less any applicable withholding taxes. Shares of Parent's common stock ceased trading on the New York Stock Exchange (the "NYSE") prior to the open of trading on March 1, 2019. Additionally, immediately following the Effective Time, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG Holdings LLC" and (ii) ITG was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG LLC".

For additional information related to the Merger and the transactions contemplated by the Merger Agreement, please refer to Parent's Current Report on Form 8-K filed with the SEC on March 1, 2019.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements represent the consolidation of the accounts of the Company and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but have neither a controlling interest nor are the primary beneficiary, are accounted for under the equity method. Investment in entities in which the Company does not have the ability to exercise significant influence are measured at fair value or if there is no readily determinable fair value, at cost adjusted for impairment and changes resulting from observable price changes in identical or a similar investment of the same issuer in accordance with Accounting Standards Update ("ASU") 2016-01, *Financial Instruments* Under certain criteria indicated in Accounting Standards Codification ("ASC") 810, *Consolidation*, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At December 31, 2019, the Company had no interests in variable interest entities.

Use of Estimates

The Company's consolidated financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding measurements including assets and liabilities, compensation accruals, related party service fees, and other matters that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"), agreements for proprietary accounts of broker dealers ("PAB") and segregated balances under a collateral account control agreement for the benefit of certain customers of the Company.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with

the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in amounts generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral advanced or received. Interest on such transactions is accrued and is included in the Consolidated Statement of Financial Condition in receivables from, and payables to, brokers, dealers and clearing organizations.

The Company engages in securities borrowed and securities loaned transactions as part of its self-clearing process primarily to facilitate customer transactions, including for shortened or extended settlement activities and for failed settlements. On these transactions, interest income for securities borrowed is recorded in interest, dividends and other, net while interest expense from securities loaned is recorded in transaction processing on the Consolidated Statement of Operations.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and certain payables approximates their fair value.

Intangibles

Intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Securities Transactions

Commissions are earned on a per-transaction basis and are derived from (i) trade execution services, (ii) net executions whereby equity orders are filled at different prices within or at the National Best Bid and Offer ("NBBO") and (iii) commission sharing arrangements.

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions, securities loaned and execution cost payables. In addition, the net receivable or payable arising from unsettled trades is reflected in the appropriate category.

Receivables from customers consist of customer fails to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts. Payables to customers primarily consist of customer fails to receive. Commissions and related expenses for all securities transactions are recorded on a trade date basis.

Revenue Recognition

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for

transferring those goods or services. The following provides information on the Company's material performance obligations and how revenue is recognized.

The Company earns commissions for providing equity trade execution services to customers, with each trade executed on the client's behalf representing a separate performance obligation that is satisfied at a point in time. Commission rates are fixed and revenue is recognized on trade date. These revenues are presented within the commissions, net line item on the Company's Consolidated Statement of Operations.

The Company also permits institutional customers to allocate a portion of their gross commissions to pay for research, commonly known as soft dollars. The customer controls the use of the soft dollars and directs payments to third party service providers on its behalf. All amounts allocated to soft dollar arrangements are netted against commission revenues.

The Company participates in commission share arrangements, where trade orders are routed to third-party brokers from its execution management system and its order management system. Commission share revenues from third-party brokers are generally fixed and revenue is recognized at a point in time on the trade date. Commission share revenues are presented within the commissions, net line item on the Company's Consolidated Statements of Operations.

The Company allows customers to pay for analytics products and services through variable bundled arrangements with trade execution services. Customers agree to pay for analytics products and services with commissions generated from trade execution services, and commissions are allocated to the analytics performance obligation(s) using:

(i) the commission value for each customer for the products and services it receives, which is priced using the value for similar stand-alone subscription arrangements; and
(ii) a calculated ratio of the commission value for the products and services relative to the total amount of commissions generated from the customer.

For these bundled commission arrangements, the allocated commissions to each analytics performance obligation are then recognized as revenue when the analytics product is delivered, either over time or at a point in time. These allocated commissions may be deferred if the allocated amount exceeds the amount recognizable based on delivery.

Other income from affiliates consist primarily of management fees and transfer pricing income (see Note 15, *Related Party Transactions*).

Interest and dividends and other, net primarily consist of investment income, interest income on securities borrowed in connection with customers' settlement activities, fees for customer third party commission aggregation services and clearing services and market gains/losses resulting from temporary positions in securities assumed in the normal course of the Company's agency trading business (including errors and accommodations).

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties and the Company's affiliates. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The cost of independent research and directed brokerage arrangements is accounted for on an accrual basis. Commission revenue is recorded when earned on a trade date basis. Payments relating to client commission arrangements are netted against the commission revenues. Prepaid research, including balance transfer receivables due from other broker-dealers, net of allowance is included in receivables from customers and receivables from brokers, dealers and clearing organizations, while accrued research payable is classified as accounts payable and accrued expenses in the Consolidated Statement of Financial Condition at December 31, 2019.

Client commissions allocated for research and related prepaid and accrued research balances for the year ended December 31, 2019 are as follows:

Client commissions allocated for research	$	37,350
Research receivable, gross	$	8,467
Allowance for research receivable		(164)
Research receivable, net of allowance	$	8,303
Accrued research payable	$	46,973

Share-based Compensation

Share-based compensation expense requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the vesting period. For awards with graded vesting schedules that only have service conditions, the Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method. For awards with service conditions as well as performance or market conditions, the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance, multiple awards. Virtu and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of stock options granted is estimated using the Black-Scholes option pricing model, which considers, among other factors, the expected term of the award and the expected volatility of the Virtu's stock price. Although the Black-Scholes model meets the requirements of ASC 718, *Compensation - Stock Compensation*, the fair values generated by the model may not be indicative of the actual fair values of the underlying awards, as it does not consider other factors important to those share-based compensation awards, such as continued employment, periodic vesting requirements and limited transferability.

The risk-free interest rate used in the Black-Scholes option-pricing model is based on the U.S. Treasury yield curve in effect at the time of grant. The expected option life is based on historical experience of employee exercise behavior. Expected volatility is based on historical volatility, implied volatility, price observations taken

at regular intervals and other factors deemed appropriate. Expected dividend is based upon the current dividend rate.

Certain restricted stock unit awards granted have both service and market conditions. Awards with market conditions are valued based on (a) the grant date fair value of the award for equity-based awards or (b) the period-end fair value for liability based awards. Grant date fair value for market condition based awards is determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for the Virtu's common stock. Compensation costs for awards with market conditions are recognized for each separately vesting portion of the award over the estimated service period calculated by the Monte Carlo simulation model. For restricted stock unit awards with a performance condition, fair value is estimated throughout the life of the award based on the probability of achieving the performance condition.

At the Effective Time, Virtu Financial assumed the Amended and Restated ITG 2007 Omnibus Equity Compensation Plan, dated as of June 8, 2017 (the "Amended and Restated ITG 2007 Equity Plan") and certain stock option awards, restricted stock unit awards, deferred stock unit awards and performance stock unit awards granted under the Amended and Restated ITG 2007 Equity Plan (the "Assumed Awards"). The Assumed Awards are subject to the same terms and conditions that were applicable to them under the Amended and Restated ITG 2007 Equity Plan, except that (i) the Assumed Awards relate to shares of the Virtu Financial's Class A Common Stock, (ii) the number of shares of Virtu Financial Class A Common Stock subject to the Assumed Awards was the result of an adjustment based upon an Exchange Ratio (as defined in the Merger Agreement) and (iii) the performance share unit awards were converted into service-based vesting restricted stock unit awards that were no longer subject to any performance based vesting conditions. As of the Effective Time, the aggregate number of shares of Virtu Financial Class A Common Stock subject to such Assumed Awards was 2,497,028 and the aggregate number of shares of Virtu Financial Class A Common Stock that remained issuable pursuant to the Amended and Restated ITG 2007 Equity Plan was 1,230,406. Virtu Financial filed a Registration Statement on Form S-8 on the ITG Closing Date to register such shares of Virtu Financial Class A Common Stock.

The fair value of restricted stock unit awards made under the Amended and Restated ITG 2007 Equity Plan prior to the Effective Time were $30.30 per share. The fair value of restricted stock unit awards made subsequent to the Effective Time is based on the fair value of Virtu Financial Class A Common Stock on the grant date.

Share-based awards issued for compensation pursuant to Virtu Financial's 2015 Management Incentive Plan and pursuant to the Amended and Restated ITG 2007 Equity Plan were in the form of stock options, Virtu Financial Class A common stock and RSUs, as applicable. The fair value of the stock option grants is determined through the application of the Black-Scholes-Merton model. The fair value of the Virtu Financial Class A Common Stock and RSUs are determined based on the volume weighted average price for the three days preceding the grant, and with respect to the RSUs, a projected annual forfeiture rate. The fair value of share-based awards granted to employees of the Company is expensed based on the vesting conditions and are recognized on a straight-line basis over the vesting period.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. Prior to the Merger, the Company was included in the consolidated income tax return of Parent and, in accordance with the Parent's tax sharing agreement with the Company, the Parent allocated to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to the Parent's consolidated taxable income or loss.

Following the Merger, the Company is included in the consolidated income tax return of Virtu, and the Company is no longer a party to a tax sharing arrangement. Accordingly, no provision for federal or state income taxes is required for periods following the Merger. See Footnote 11 Income Taxes for additional information

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, *Income Taxes*, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2019 or the results of operations or cash flows for the year ended December 31, 2019

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between the Company and its customers, including but not limited to sales, use and some excise taxes are presented in the Consolidated Financial Statements on a net basis (excluded from revenues).

Recent Accounting Pronouncements

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements in ASC Topic 820, *Fair Value Measurement*. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

Measurement of Credit Losses on Financial Instruments - In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) -Measurement of Credit Losses on Financial Instruments.* This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under current U.S. GAAP. In June 2019, the FASB issued ASU 2019-05, *Financial Instruments-Credit Losses* (Topic 326): *Targeted Transition Relief*, which provides entities with an option to irrevocably elect the fair value option on an instrument-by-instrument basis for certain instruments upon adoption of the new Credit Losses standard. The ASUs are effective for periods beginning after December 15, 2019, including interim periods within that fiscal year.

The Company has undertaken a process of identifying and developing the changes to the Company's existing models and processes that will be required under CECL. As of December 31 2019, the ASU is expected to impact only those financial instruments that are carried by the Company at amortized cost such as collateralized financing arrangements (securities borrowing/ lending transactions) and receivables from customers, broker-dealers and clearing organizations. The Company has performed a qualitative and quantitative analysis of these financial instruments, including historical loss rates and time to maturity, and as a result of its analysis, has determined that there will not be a material impact to its financial condition, results of operations and cash flows.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2019 consist of the following (in thousands):

Assets		
Broker-dealers	$	36,254
Clearing organizations		25,056
Securities borrowed		5,660
Research receivable		4,024
Allowance for doubtful accounts		(425)
Total Receivables from brokers, dealers and clearing organizations		70,569
Liabilities		
Broker-dealers		5,903
Clearing organizations		274
Securities loaned		37,363
Total Payables to brokers, dealers and clearing organizations	$	43,540

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded an increase of $206 to the allowance in 2019. Total write-offs against the allowance of $334 were recorded for the year ended December 31, 2019.

4. Receivables from and Payables to Customers

Receivables from and Payables to customers at December 31, 2019 consist of the following (in thousands):

Assets		
Customers	$	13,110
Research receivable		4,443
Allowance for doubtful accounts		(224)
Total Receivables from customers		17,329
Liabilities		
Customers		33,236
Total Payables to customers	$	33,236

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded an increase of $119 to the allowance in 2019. Total write-offs against the allowance of $94 were recorded for the year ended December 31, 2019.

5. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures.* The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2019.

The Company did not have any Level 1, 2 or 3 financial assets or liabilities as of December 31, 2019.

Offsetting of Financial Assets and Liabilities

Balances for securities borrowed and securities loaned relate to customer settlement activities. Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

The Company's securities borrowing and lending is generally done under industry standard agreements ("Master Securities Lending Agreements") that may allow, following an event of default by either party, the prompt closeout of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, as the case may be, by the non-defaulting party. Events of default under the Master Securities Lending Agreements generally include, subject to certain conditions: (i) failure to timely deliver cash or securities as required under the transaction, (ii) a party's insolvency, bankruptcy, or similar proceeding, (iii) breach of representation, and (iv) a material breach of the agreement. The counterparty that receives the securities in these transactions generally has unrestricted access in its use of the securities. For financial statement purposes, the Company does not offset securities borrowed and securities loaned.

The following tables set forth the gross and net presentation of certain financial assets and financial liabilities as of and December 31, 2019:

	December 31, 2019					
				Gross Amounts Not Offset in the Statement of Financial Condition		
(in thousands)	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Available Collateral	Counterparty Netting	Net Amount
Securities borrowed	5,660	—	5,660	(5,506)	(154)	—
Securities loaned	37,363	—	37,363	(37,015)	(154)	194

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not measured at fair value on the Consolidated Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets (in thousands):

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash and cash equivalents	$ 87,357	$ 87,357	$ 87,357	$ —	$ —
Cash segregated under federal and other regulations	12,400	12,400	12,400	—	—
Receivables from brokers, dealers and clearing organizations	70,569	70,569	—	70,569	—
Receivable from customers	17,205	17,205		17,205	
Total Assets	187,531	187,531	99,757	87,774	—
Liabilities					
Payables to brokers, dealers and clearing organizations	43,540	43,540	—	43,540	—
Payable to customers	33,236	33,236		33,236	
Total Liabilities	$ 76,776	$ 76,776	$ —	$ 76,776	$ —

6. Revenue from Contracts with Customers

Revenue Recognition

The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* as of January 1, 2018 in its financial statements by applying the modified retrospective method. The Company's revenue recognition methods for its contracts with customers prior to the adoption of Topic 606 are consistent with its methods after the adoption of Topic 606. Accordingly, the adoption of the new standard did not result in a transition adjustment to opening retained earnings.

The standard primarily impacts the presentation of the following revenue stream of the Company:

Commissions, net

The Company earns commission revenue by acting as an agent on behalf of customers. The Company's performance obligations consist of trade execution and clearing services and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date. Under a commission management program, the Company allows institutional clients to allocate a portion of their gross commissions to pay for research and other services provided by third parties. As the Company acts as an agent in these transactions, it records such expenses on a net basis within Commissions and fees, net, in the Consolidated Statement of Operations.

Workflow technology

Through its front-end workflow solutions and network capabilities, the Company provides order and trade execution management and order routing services.

The Company provides trade order routing from its execution management system ("EMS") to its execution services offerings, with each trade order routed through the EMS representing a separate performance obligation that is satisfied at a point in time. Commissions earned are fixed and revenue is recognized on the trade date. A portion of the commissions earned on the trade is then allocated to workflow technology based on the stand-alone selling price paid by third-party brokers for order routing. The remaining commission is allocated to commissions, net using a residual allocation approach.

The Company participates in commission share arrangements, where trade orders are routed to third-party brokers from its EMS and its order management system ("OMS"). Commission share revenues from third-party brokers are generally fixed and revenue is recognized at a point in time on the trade date.

The Company provides OMS and related software products and connectivity services to customers and recognizes license fee revenues and monthly connectivity fees. License fee revenues, generated for the use of the Company's OMS and other software products, is fixed and recognized at the point in time at which the customer is able to use and benefit from the license. Connectivity revenue is variable in nature, based on the number of live connections, and is recognized over time on a monthly basis using a time-based measure of progress.

Analytics

The Company provides customers with analytics products and services, including trading and portfolio analytics tools. The Company provides analytics products and services to customers and recognizes subscription fees, which are fixed for the contract term, based on when the products and services are delivered. Analytics services can be delivered either over time (when customers are provided with distinct ongoing access to analytics data) or at a point in time (when reports are only delivered to the customer on a periodic basis). Over time performance obligations are recognized using a time-based measure of progress on a monthly basis, since the analytics products and services are continually provided to the client. Point in time performance obligations are recognized when the analytics reports are delivered to the client.

Analytics products and services can also be paid for through variable bundled arrangements with trade execution services. Customers agree to pay for analytics products and services with commissions generated from trade execution services, and commissions are allocated to the analytics performance obligation(s) using:

(i) the commission value for each customer for the products and services it receives, which is priced using the value for similar stand-alone subscription arrangements; and
(ii) a calculated ratio of the commission value for the products and services relative to the total amount of commissions generated from the customer.

For these bundled commission arrangements, the allocated commissions to each analytics performance obligation are then recognized as revenue when the analytics product is delivered, either over

time or at a point in time. These allocated commissions may be deferred if the allocated amount exceeds the amount recognizable based on delivery.

Disaggregation of Revenues

The following table presents the Company's revenue from contracts with customers, by timing of revenue recognition, for the year ended December 31, 2019 (in thousands):

Revenues from contracts with customers:		
Commissions, net	$	71,269
Workflow		21,446
Analytics		11,276
Total revenue from contracts with customers		103,991
Other sources of revenue		42,139
Total revenues		146,130
Timing of revenue recognition:		
Services transferred at a point in time		138,361
Services transferred over time		7,769
Total revenues	$	146,130

Remaining Performance Obligations and Revenue Recognized from Past Performance Obligations

The Company elected not to disclose information about remaining performance obligations pertaining to (i) contracts with an original expected length of one year or less or (ii) contracts with variable consideration that cannot be estimated, as permitted under the guidance.

The Company does not have any remaining unsatisfied performance obligations that do not meet the criteria above.

For the year ended December 31, 2019, the Company did not recognize revenue related to performance obligations satisfied in previous periods.

Contract Assets and Contract Liabilities

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company had receivables related to revenues from contracts with customers of $6,619 as of December 31, 2019. There were no impairment losses on receivables as of December 31, 2019.

Deferred revenue primarily relates to deferred commissions allocated to analytics products and subscription fees billed in advance of satisfying the performance obligations. Deferred revenue related to contracts with customers was $1,146 as of December 31, 2019. During the year ended December 31, 2019, the Company recognized revenue of $1,108 that was recorded as deferred revenue at the beginning of the period.

The Company has not identified any costs to obtain or fulfill associated with its contracts under ASC 606.

7. Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted cash as reported within the Consolidated Statement of Financial Condition to the sum of the same such amounts shown in the Consolidated Statement of Cash Flows.

Cash and cash equivalents	$ 87,357
Cash segregated under federal and other regulations	12,400
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	$ 99,757

8. Intangible Assets

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment*. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

At December 31, 2019, indefinite-lived intangibles not subject to amortization related to POSIT trade name totaled $7,493.

During the year ended December 31, 2019, the POSIT intangible was not deemed impaired, and accordingly, no adjustment was required.

9. Share-based compensation

Prior to the merger, the Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective June 8, 2017. In October 2008, the Compensation Committee of the Parent's Board of Directors adopted the Equity Deferral Award Program, a subplan under the 2007 Plan. This subplan, last amended and restated on January 23, 2017, is now known as

the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA subplan").

Under the 2007 Plan, certain employees of the Company were granted an aggregate of 289,356 restricted stock unit awards in 2019. Generally, and except for awards granted under the VCSUA Subplan, restricted stock unit awards outstanding during 2019 vest in one of the following manners: (a) serial vesting on each of the first, second and third anniversaries of the grant date, (b) one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, (c) cliff vesting on the third anniversary of the grant date, (d) for new hire awards only, vesting terms that closely parallel the vesting terms of any awards that the new hire will forfeit upon joining the Company, except that no such new hire award or portion thereof shall vest prior to the one-year anniversary of the date of grant unless otherwise permitted by the 2007 Plan, or (e) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Company's common stock price preceding each of the vesting dates is greater than the 90 day average of the Company's common stock price preceding the grant date (market based restricted stock units). Accordingly, not all restricted stock units awarded will vest and be delivered. The Company recognizes share based compensation expense (see Note 2, *Summary of Significant Accounting Policies*) over the vesting period.

Under the VCSUA Subplan, each eligible participant was granted a number of basic stock units on the date the year-end variable compensation is communicated to participants equal to (i) the amount by which the participant's variable compensation is reduced as determined by the Compensation Committee of the Parent's Board of Directors, divided by (ii) the fair market value of a share of the Parent's common stock on the date of grant. In addition, each participant may be granted an additional number of matching stock units on the date of grant equal to 10% of the number of time-based or market-based basic stock units granted. Basic stock units under the VCSUA Subplan that are time based typically vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Company, and is in good standing on, each applicable vesting date. Time based matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Company through, and is in good standing on, such vesting date. Basic units under the VCSUA Subplan that are market based (which were granted in February 2014 to members of senior management) vest in equal installments on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding each of the vesting dates is greater than the 90 day average of the Parent's common stock price preceding the grant date. Matching stock units on market based awards will vest 100% on the fourth anniversary of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding the vesting date is greater than the 90 day average of the Parent's common stock price preceding the grant date.

For awards with graded vesting schedules that only have service conditions, the Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method. For awards with service and performance or market conditions, the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

At the Effective Time, Virtu Financial assumed the Amended and Restated ITG 2007 Omnibus Equity Compensation Plan, dated as of June 8, 2017 (the "Amended and Restated ITG 2007 Equity Plan") and certain stock option awards, restricted stock unit awards, deferred stock unit awards and performance stock unit awards granted under the Amended and Restated ITG 2007 Equity Plan (the "Assumed Awards"). The Assumed Awards are subject to the same terms and conditions that were applicable to them under the Amended and Restated ITG 2007 Equity Plan, except that (i) the Assumed Awards relate to shares of the Virtu Financial's Class A Common Stock, (ii) the number of shares of Virtu Financial Class A Common Stock subject to the Assumed Awards was the result of an adjustment based upon an Exchange Ratio (as defined in the Merger Agreement) and (iii) the performance share unit awards were converted into service-based vesting restricted stock unit awards that were no longer subject to any performance based vesting conditions. As of the Effective Time, the aggregate number of shares of Virtu Financial Class A Common Stock subject to such Assumed Awards was 2,497,028 and the aggregate number of shares of Virtu Financial Class A Common Stock that remained issuable pursuant to the Amended and Restated ITG 2007 Equity Plan was 1,230,406. Virtu Financial filed a Registration Statement on Form S-8 on the ITG Closing Date to register such shares of Virtu Financial Class A Common Stock.

The fair value of restricted stock unit awards made under the Amended and Restated ITG 2007 Equity Plan prior to the Effective Time were $30.30 per share. The fair value of restricted stock unit awards made subsequent to the Effective Time is based on the fair value of Virtu Financial Class A Common Stock on the grant date.

At December 31, 2019, the total share-based compensation expense for the Company was $23,251 which is included in employee compensation and benefits expense in the Consolidated Statement of Operations and $10,195 is reflected as a member contribution from the Parent in the Consolidated Statement of Changes in Stockholder's Equity/Member's Equity.

10. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Off Balance Sheet Financial Instruments

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

The Company is a member of various U.S. exchanges and self-clears transactions with a clearing house for equities. Associated with the Company's memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the exchanges or the clearing house. While the rules governing different exchange or clearing house memberships vary, in general, the Company's obligations would arise only if the exchanges and clearing houses had previously exhausted other remedies. The maximum potential payout under these memberships cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the financing counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by

requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company may at times maintain inventories in equity securities on both a long and short basis primarily arising from client errors or accommodations. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

11. Borrowings

The Company's securities clearance and settlement activities are funded with operating cash, securities loaned or with short-term bank loans under a committed credit agreement.

The Company, as borrower, and Parent as guarantor, maintained a $150 million 364 day-year revolving credit agreement (the "2018 Credit Agreement") with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent that was originally scheduled to mature in January 2019. On January 25, 2019, the Company, as borrower, and Parent, as guarantor, amended the 2018 Credit Agreement to extend the maturity date to expire on March 31, 2019.

Committed Facility

The 2018 Credit Agreement was terminated at the Effective Time of the Merger, at which time the Company was enabled as a borrower on a credit agreement with two affiliates, with Virtu as guarantor (the "Committed Facility"). The Committed Facility provides an aggregated borrowing limit for the three affiliates of $600 million, and consists of two borrowing bases: Borrowing Base A loan is to be used to finance the purchase and settlement of securities; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, for which the Company has a sublimit of $100 million. Borrowings under Borrowing Base A of the Committed Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25% per annum.

At December 31, 2019 there were no amounts outstanding under the Committed Facility.

Uncommitted Facility

On January 31, 2018, broker-dealer affiliates of the Company entered into a secured credit facility (the "Uncommitted Facility") with a financial institution to finance overnight securities positions purchased as part of their ordinary course broker-dealer activities. The Company was added as a borrower on the Uncommitted Facility on March 31, 2019. The Uncommitted Facility is available for the Company to borrow up to a maximum amount of $150 million. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and pledges of securities made to the financial institution, and bear interest at a rate set by the financial institution on a daily basis.

At December 31, 2019 there were no amounts outstanding under the Uncommitted Facility.

12. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. Prior to the Merger, the Company was included in the consolidated income tax return of Parent and, in accordance with the Parent's tax sharing agreement with the Company, the Parent allocated to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to the Parent's consolidated taxable income or loss. Pursuant to this tax sharing agreement with the Parent, the Company also recorded deferred income taxes to reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities that were measured using the enacted tax rates and laws that would be in effect when such differences are expected to reverse.

Upon the Merger, the tax sharing arrangement with the Parent was terminated. Following the Merger, the Company is included in the consolidated income tax return of Virtu, and the Company is no longer a party to a tax sharing arrangement. Accordingly, no provision for federal or state income taxes is required for periods following the Merger. With limited exception, the Company is no longer subject to U.S., state, or local tax audits by taxing authorities for years preceding 2013. The Company does not have any unrecognized tax benefits at December 31, 2019.

The income tax expense (benefit) for the year ended December 31, 2019 consists of (in thousands):

Current benefit		
U.S. Federal	$	(4,082)
State		(1,691)
		(5,773)
Deferred expense		
U.S. Federal		10
State		38
		48
Income tax benefit	$	(5,725)

The following table reconciles the income tax benefit computed under the U.S. federal statutory rate of 21% to the income tax benefit for the year ended December 31, 2019:

Pre-Tax book income	100.00 %
U.S. Federal income tax at statutory rate	21.00 %
Post-merger income not subject to income tax at the Company level	(21.51)%
State and local income tax, net of federal	0.60 %
Valuation allowance	10.78 %
Other	2.40 %
Effective tax rate	13.27 %

13. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

Specifically, a Statement of Claim was filed on July 27, 2018 by a former employee of ITG requesting a FINRA arbitration. The former ITG employee alleged that the Company breached the non-disparagement clause in his July 2011 separation agreement and tortuously interfered with his business relations. On June 26, 2019, the former employee informed the Company that he was seeking damages of approximately $65 million (exclusive of claims for pre-judgment interest, punitive damages, costs and fees). In an award dated October 24, 2019, the FINRA arbitration panel awarded the claimant $3 million in compensatory damages and ordered the Company to pay additional fees and expenses which totaled an additional amount of approximately $3 million. The Company has paid all such amounts due to the claimant in full and final satisfaction of the award. The Company is vigorously seeking confirmation of the payment of a portion of the award from an insurance carrier.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

14. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") and is an introducing broker subject to the CFTC Minimum Capital Requirement ("CFTC Regulation 1.17"). The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2% of aggregate debit balances arising from customer transactions, as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2019, the Company had net capital of $66.1 million, which was $65.1 million in excess of its required net capital of $1.0 million.

As of December 31, 2019, the Company had a $4.0 million cash balance in a Special Reserve Bank Account for the exclusive benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, Computation for Determination of Reserve Requirements ("SEC Rule 15c3-3"), $3.4 million cash balance in a Special Reserve Bank Account for exclusive benefit of customers under the Exemptive Provision in paragraph (k) of Rule 15c3-3, and $5.0 million cash balance in a Special Reserve Bank Account for the exclusive benefit of Brokers under a Proprietary Account for Broker-Dealers ("PAB") requirement.

15. Related Party Transactions

The Company earns a referral fee on orders sent from its clients for trade execution in foreign markets to the subsidiaries of ITG International Holdings Limited ("ITG International). For the year ended December 31, 2019 this fee amounted to $1,022 and is included in revenues in other income from affiliates on the Consolidated Statement of Operations. The Company incurs a referral fee on orders it receives for trade execution in the U.S. from clients of the subsidiaries of ITG International. For the year ended December 31, 2019, this fee amounted to $323 and was included in transaction processing costs on the Consolidated Statement of Operations.

The Company has entered into a Brazilian Algorithm Technology License Agreement with Virtu ITG Ventures Ltd ("ITGVL"). Under this agreement, the Company pays ITGVL a license fee for the use of its algorithm technology in Brazil. For the year ended December 31, 2019, the Company incurred license fees under this agreement of $1,227 which is included in other general and administration expense on the Consolidated Statement of Operations.

The Company has entered into a RFQ License Agreement with ITGVL. Under this agreement, the Company pays ITGVL a license fee for the use of its RFQ technology. For the year ended December 31, 2019, the Company incurred license fees under this agreement of $300 which is included in other general and administration expense on the Consolidated Statement of Operations.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, Virtu AlterNet Securities LLC ("AlterNet"), pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $281 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations. AlterNet reimburses the Company for all transaction processing costs related to AlterNet's securities transactions. At December 31, 2019, included in due to affiliates on the accompanying Consolidated Statement of Financial Condition was $86 of amounts due from AlterNet for these costs.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, Virtu ITG Software Solutions LLC ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business. For the year ended December 31, 2019, the Company charged ITGSSI $18,226 for services rendered in connection with this agreement, which are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology. For the year ended December 31, 2019, the Company incurred technology license fees under this agreement of $10,190, This expense has been reduced by charges of $2,770, $14,288, and $130 to Investment Technology Group Int'l Unltd. Company ("ITG Int'l Unlimited") Virtu ITG International Software Solutions LLC ("ITGISSI") and Virtu ITG Australia Holdings Pty ("ITGAH"), respectively pursuant to an agreement for Sharing Research and Development costs under which the cost to develop certain technological intangibles is shared. The net amount of $6,998 is reflected in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company. The Parent charges the Company for the amount of depreciation and amortization expense associated with fixed assets and leasehold improvements used by the Company. For the year ended December 31, 2019, this charge was $4,430 and is included in occupancy and equipment expense in the accompanying Consolidated Statement of Operations.

The Company and Parent have entered into a services agreement, in which Parent provides office space used to conduct business of the Company. For the year ended December 31, 2019, this charge was $5,631 and is included in occupancy and equipment expense in the accompanying Consolidated Statement of Operations.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses the Parent and affiliates for payments made on behalf of the Company including income taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company incurs transaction processing costs on behalf of an affiliate, Virtu ITG Canada Corp. ("ITGCC"). During the year ended December 31, 2019, the Company charged back $170 of transaction processing costs to ITGCC. These items were reflected as a reduction of transaction processing expense in the Consolidated Statement of Operations.

The Company and ITGCC have entered into a services agreement, in which ITGCC provides certain securities trading services and administrative services to the Company and the Company provides similar types of services to ITGCC. For the year ended December 31, 2019, fees for these services were $203 and are included in other general and administrative expense and $222 are included in revenues in other income from affiliates in the Consolidated Statement of Operations, respectively.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, Virtu ITG Global Production LLC ("ITGGPI") pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $126 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract. For the year ended December 31, 2019, fees for these services were $6,828 and are included in other general and administrative expense in the Consolidated Statement of Operations.

The Company entered into a services agreement with Virtu ITG Platforms Inc. ("ITGP"), in which ITGP provides services to the Company in connection with broker connectivity. During the year ended December 31, 2019, ITGP charged the Company connectivity fees of $185 under this services agreement, which is included in telecommunications and data processing services expenses in the Consolidated Statement of Operations.

The Company provides certain securities trading services and administrative services to Virtu ITG Europe Limited ("ITGEL"), pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $254 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain securities trading services and administrative services to Virtu ITG Hong Kong Limited ("ITGHK"), pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $50 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain administrative services to ITG Int'l Unlimited pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $2 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain administrative services to ITGISSI pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $5 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain administrative services to ITG International pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $5 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain administrative services to ITG Asia Holding Limited ("ITG Asia") pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services were $6 and are included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain technology services, management services and administrative services to ITGC, ITGVL, ITGEL, Virtu ITG Securities (Asia) Limited ("ITGSAS"), ITGHK and Virtu ITG Australia Ltd. ("ITGA") pursuant to a Services Agreement. For the year ended December 31, 2019, fees for these services of $1991, $2,625, $1,809, $431, $1,177, and $480, respectively, were included in revenues in other income from affiliates in the Consolidated Statement of Operations.

The Company provides certain securities trading services to an affiliate, Virtu Financial Capital Markets LLC ("VFCM"). For the year ended December 31, 2019, fees for these services were $520 and are included in commissions, net in the Consolidated Statement of Operations.

The Company provides certain securities trading services to an affiliate, Virtu Americas LLC ("VAL") and VAL provides similar types of services to the Company. For the year ended December 31, 2019, fees for these

services were $670, and $407 and are included in commissions, net and in transaction processing expense in the Consolidated Statement of Operations, respectively.

The Company provides certain securities trading services to an affiliate, Virtu Financial Ireland Limited ("VFIL"). For the year ended December 31, 2019, fees for these services were $7 and are included in commissions, net in the Consolidated Statement of Operations.

The Company paid no cash dividends to the Parent during the year ended December 31, 2019.

16. Consolidated Subsidiaries

The consolidated financial statements have been prepared on the basis of U.S. GAAP and differs in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A-5. Under the SEC's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported in the consolidated financial statements to amounts reported by the Company on Form X-17A-5 as of December 31, 2019, filed with FINRA on January 27, 2020, is presented as follows: